SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

ARV Assisted Living, Inc.

(Name of the Issuer)

Prometheus Assisted Living LLC

LF Strategic Realty Investors II L.P.

LFSRI II Alternative Partnership L.P.

LFSRI II-CADIM Alternative Partnership L.P.

Lazard Frères Real Estate Investors L.L.C.

Jenny Merger Corp.

ARV Assisted Living, Inc.

Douglas M. Pasquale

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00204C107

(CUSIP Number of Class of Securities)

Marjorie L. Reifenberg, Esq. Lazard Frères Real Estate Investors L.L.C. 30 Rockefeller Plaza New York, New York 10020 (212) 632-6000	Douglas M. Pasquale Chief Executive Officer ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

(Names, Addresses, and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Lee S. Parks, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Douglas Armstrong, Esq. Senior Vice President, Secretary and General Counsel ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$43,841,643	$4,034

*	Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $43,841,643 (calculated on the basis of (1) 9,864,620 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $3.90, plus (2) the product of (A) 2,386,500 shares of common stock which are subject to options to purchase shares with an exercise price of less than $3.90 per share and (B) the difference between $3.90 per share and the exercise price of such options).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,034

Form or Registration No.: Schedule 14A

Filing Party: ARV Assisted Living, Inc.

Date Filed:  February 12, 2003

Introduction

This Amendment No.1 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Initial 13E-3”) filed with the U.S. Securities and Exchange Commission on February 12, 2003 by Prometheus Assisted Living LLC (“Prometheus”), Jenny Merger Corp., a wholly owned subsidiary of Prometheus (“Merger Sub”), their affiliates, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P. and Lazard Frères Real Estate Investors L.L.C., ARV Assisted Living, Inc. (“ARV”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, and Douglas M. Pasquale, Chairman and Chief Executive Officer of ARV, in connection with the Agreement and Plan of Merger, dated as of January 3, 2003, by and among Prometheus, Merger Sub and ARV (the “Agreement”). Pursuant to the Agreement, Merger Sub will merge with and into ARV, with ARV as the surviving corporation.

Item 16. Exhibits

Item 1016 of Regulation M-A.

(c)(2) Fairness Opinion Presentation by Cohen & Steers to the Special Committee of the Board of Directors of ARV, dated January 3, 2003 (including all appendices thereto)*

*	This exhibit (c)(2) replaces and supercedes exhibit (c)(2) contained in the Initial 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2003

PROMETHEUS ASSISTED LIVING LLC

By: LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., and LFSRI II-CADIM Alternative Partnership L.P., its managing members

By: Lazard Frères Real Estate Investors L.L.C., their general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LF STRATEGIC REALTY INVESTORS II L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LAZARD FRÉRES REAL ESTATE INVESTORS L.L.C.

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

JENNY MERGER CORP.

By:	/s/ John A. Moore
Name: John A. Moore Title: Vice President and Chief Financial Officer

ARV ASSISTED LIVING, INC.

By:	/s/ Douglas M. Pasquale
Name: Douglas M. Pasquale Title: Chief Executive Officer

/s/ Douglas M. Pasquale
Douglas M. Pasquale

Exhibit Index

Exhibit Number	Description

(c)(2)	Fairness Opinion Presentation by Cohen & Steers to the Special Committee of the Board of Directors of ARV, dated January 3, 2003 (including all appendices thereto)*

*	This exhibit (c)(2) replaces and supercedes exhibit (c)(2) contained in the Initial 13E-3.